UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

__________________________________________________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

December 2, 2013

Commission File No. 001-33799

_________________________________________________

EXCEED COMPANY LTD.

__________________________________________________

Unit F, 24/F, China Overseas Building,

139 Hennessy Road, Waichai, Hong Kong.

T: +852 2153 2771

(Address of principal executive office)

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exceed Company Ltd.

By:	/s/ Ding Dongdong

Name: Ding Dongdong

Title: Executive Director

Dated: December 2, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 2, 2013 regarding Exceed Company Ltd. entering into a merger agreement for a “going private” transaction.

99.2	Agreement and Plan of Merger dated as of December 2, 2013 among Exceed Company Ltd., Pan Long Company Limited and Pan Long Investment Holdings Limited.